Filed by Mercantile Bankshares Corporation pursuant to
Rule 425 under the Securities Act of 1933

Subject Company: Community Bank of Northern Virginia
Commission File Number (of filer): 0-5127

Date: January 25, 2005

The following is a transcript of a conference call held by Mercantile Bankshares Corporation. The transcript was also posted on the Mercantile Bankshares Corporation external website and made available through telephone replay            :

Operator

Good morning, everyone. Welcome to the Mercantile Bankshares Corporation Investor and Analyst Teleconference. We would like to remind all callers that this call is being recorded, and will be available for replay along with Mercantile's earnings release at Mercantile's Investor Relations web site, www.mercantile.com. Following introductory comments we will be taking questions. You may place yourself in the queue by pressing star followed by 1 on your touchtone phone. If your question has already been answered, you may remove yourself from the queue by pressing the pound key. Now, I'd like to turn it over to David Borowy, Investor Relations. Sir, you may begin.

David Borowy—Mercantile Bankshares Corporation—Director, Investor Relations

Thank you. Good morning to you all, and thank you for joining us today. With me on the call this morning are Ned Kelly, Chairman, President, and CEO of Mercantile Bankshares Corporation, Terry Troupe, Executive Vice President and Chief Financial Officer, Ellen Harvey, Senior Vice President and Portfolio Manager, and Kaye Simmons, Senior Vice President and Treasurer.

Before I turn the call over to Mr. Kelly, I'd like to address some housekeeping issues. The press releases announcing our fourth quarter of 2004 earnings results, and the merger agreement, were sent out via PR Newswire at 7:00 a.m. and 7:01 a.m. Eastern Standard Time, respectively. I would like to remind you that during the course of this conference call, we may make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Our actual financial results and specific events and transactions could differ materially from those described during the call, due to numerous factors, which include, but are not limited to: the receipt and timing of regulatory approvals for the transaction; the possibility that this transaction will not close; the possibility that Community Bank stockholders may fail to approve the transaction; the individual risks facing each business; the possibility that integration following closing will prove more difficult than expected; and the risks to the economy and our respective businesses of possible social and political conditions such as war, political unrest and terrorism or natural disasters.

More information about potential factors which could affect business and financial results is discussed in Mercantile's and Community Bank's reports, such as annual reports on Form 10-K, quarterly reports on form 10-Q, and current reports on Form 8-K, filed respectively with the Securities and Exchange Commission, and available on the SEC's internet site at www.sec.gov, and the Federal Deposit Insurance Corporation, and available on the Community Bank internet site at www.cbnv.com.

Mercantile and Community Bank intend to file with the SEC and FDIC a proxy statement prospectus and other relevant materials in connection with the merger. Investors and security holders are urged to read the proxy statement prospectus and the other relevant materials, when they become available, before making any voting or investment decisions with respect to the merger. These documents may be obtained free of charge at the SEC, Mercantile, and Community Bank internet sites as previously noted, or by contacting the Investor Relations departments of Mercantile or Community Bank.

Other information regarding the participants in the proxy solicitation and the description of their direct or indirect interests via security holdings or otherwise, will be contained in the joint proxy statement prospectus and other relative materials to be filed with SEC and FDIC when they become available. And now, I will turn it over to our Chairman, President, and CEO, Mr. Ned Kelly.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Perfect. Thank you, David. Thank you for joining us this morning. As David had suggested, we have two announcements: One revolves around the fourth quarter earnings, and the second around the announcement of our acquisition of Community Bank of Northern Virginia. Press release, the slides and I think, as David said have been distributed. I'll discuss earnings and then the acquisition.

Overall with respect to the fourth quarter and the year, we are pleased with the results. As you know, for the fourth quarter, the GAAP earnings were up to $0.76 per share. Our margin expanded on a year-over-year basis by 21 basis points and a link quarter—on a link quarter basis by 17 basis points, up to 449. Loan growth in the quarter was good, not spectacular, but good. Our credit quality ratios improved. Our non-performers were down. Our monitored loans was down, and our coverage ratios were up.

As you know that was driven in part by actions we took with respect to two credits during the quarter, one of which had been previously announced. We took no provision this quarter, due to these factors, given the level of non-performers and level of monitored loans where our coverage ratios stand caused us not to take a provision. The allowance is down to 146 because of the loan growth and the charge-offs during the quarter.

I think the one caveat in the quarter revolves around expenses. Still requires work on our part. As you know from our prior conversations we have some external factors driving expense increases. We need to continue to strike the right balance between discipline and investment for growth. It's been a subject of intense focus of ours and will continue to be going forward.

On a full-year basis, 2004 versus 2003, as you know, from the release, GAAP earnings were up 16.6%. Diluted net income per share was up 7.1 percent, to 287 from 268. Cash operating earnings were up 17.7% and diluted cash operating earnings were up 8.1% on a year-over-year basis, to 295 from 273.

On a link-quarter basis, GAAP earnings up 20% to 60.6 million from 50.6 million. Diluted net income per share was up 20.6 percent to 76 cents from 63 cents. Actually, this is my mistake. This is the fourth quarter "04 versus the fourth quarter "03, and cash operating earning were up 14% to 62.2 million from 54.5 million.

Now, with respect to the link quarter, the results are a strong performance. GAAP earnings were up 6.7%. Diluted EPS was up 7%. Cash operating earnings were up 5.1%. Cash operating EPS was up 5.4%. Net interest income was a very strong story during the quarter. It was up to 146.8 million that's 10.2% over last year and 5.8% over the third quarter of "04.

As I had mentioned, the margin was up to 449 from 432 in the third quarter. Eight basis points of that 17 basis points increase is attributable to hedge fund returns. Hedge fund income was up to 2.9 million from 300,00 in the third quarter.

With respect to loans, the average balances were up 2.6% over the third quarter. The end-of-period balances were up 2.1%. Taking in by category, C&I was up 2.7% average, 1.1% end of period. Commercial real estate was up 3.8% average, 3.4% end-of-period. Construction was up 6.3% average, 8.3% end-of-period. Residential and consumer loans were down slightly. But home equity was up 5.3% on an average basis, and 4.7% at the end of the period.

These trends in residential and consumer and home equity are driven in part by shift in portfolio mix. In other words, an increased emphasis on our part in home equity, but also by managed runoff of certain categories in F&M, which we talked talked about before, manufactured housing and indirect auto in particular.

Yields on the loan portfolio were up strongly. They were up 21 basis points on a link quarter basis, up to 585. And that was driven by commercial and construction but it's noteworthy that the yields were up in all categories.

Deposits. Average balances were up 1.6% over the third quarter. That was driven by non-interest bearing, which were up 3.7%, and time deposits over 100,000, which were up 4.2 percent. End-of-period balances were up 0.7 percent, 70 basis points over the third quarter. That was driven by checking plus interest, which was up 5.2%, and time deposits over 100,000 were up 5%.

On an end-of-period basis, non-interest bearing deposits were actually down 3.7%. That was driven by a decline in corporate at period-end. Individual non-interest bearing deposits were actually up strongly in an end-of-period basis. The increases in time deposits, were driven by sales in local branches.

I think the increase in checking plus interest, plus the increase in time deposits may reflect in some sense the rising rate environment but we're encouraged that individual non-interest bearing deposits are up strongly on an average and end-of-period basis. The cost of interest-bearing deposits was up 1.09 percent, from 1.07% and the cost of total interest-bearing funds was up to 135 from 121. That's attributable, as you know, to increased rates and short-term borrowings and long-term debt, some of which is floating.

The Securities portfolio. The average balance is down $27 million in a link quarter basis. Competition was basically unchanged. Mortgage-backed securities were up a few points. Treasuries were down a few. Mortgage-backs were at 45%. Agencies were at 30%. Treasuries were at 21.

Going forward, we may look to add mortgage-backed securities and agencies relative to treasuries, but not materially dramatic not in a materially different way. The thought is the mortgage-backs might, in fact, inch up to 50%, treasuries would inch down some. Agencies might inch up marginally.

The taxable equivalent yield on the core portfolio was actually up from the third quarter, from 374 to 384. This is the first increase in some time and it's due in part to better mortgage yields. Portfolio was even shorter in the fourth quarter than it was in the third quarter. The duration was two years versus 2.1. Average life was 2.3 versus 2.5. Rates go up 100. Duration goes to 2.4. Average life to 2.7. We had a loss of 4 million in the portfolio at 12/31, versus a gain of 9.7 million at September 30th.

With respect to our assets sensitivity, which is something we review with you each quarter, we are actually marginally more asset sensitive than last quarter. Focusing on the numbers that I give you customarily, our internal calculations from December "04 to November "06, we review two-year period, suggested if rates are up 50 short, our pretax income will increase $8 million in the first year. If rates ramp up 100 short, our pretax increases 14.2 million the first year; if they're up 50 across, we're up 8.7 million in pretax in the first year; if they're up 100 short and 50 long, we're up 16.9 million in pretax in the first year.

Credit quality. Our non-performing assets are down to 31.1 million, which is 30 basis points from 39.3 million or 39 basis points in the third quarter. Our monitored loans are down to 6.4 million from 24.8 million. Our 30-90 day loans are up to 51.5 million from 36.5.

But if you exclude one borrower, we're actually down 6.6 billion to 29.9. That borrower has several loans with us, in our view he's working through the issues he's had very effectively, and, as I said, that more than explains the increase on a link quarter basis excluding that, in fact, 30-89 were down. As you know, we took aggressive action fourth quarter with respect to two credits. One loan secured by a commercial aircraft and second a nursing home. We sold and charged off the balance in each case. That amounted to roughly $12 million in charge-offs.

The allowance was down to 146 from 161 in the third quarter as I mentioned, but our coverage of non-performers is up from 415 to 482. We took no provision in the credit quality metrics. I think it's fair to say if you compare both the absolute levels of our reserve and our coverage ratios relative to non-performers, relative to our peers, you'll find that we are still in a very strong position.

On the non-interest income front, it was 52.6 million. It was actually down slightly from the third quarter, and that was due in part to gains on sale of buildings in the third quarter. It was, however, up 11% over the fourth quarter last year.

I think it's worth mentioning that investment and wealth management had a very good year. Revenues were up 14.1% to 90.05 million in 2004. That's up from 78.9 million in 2003. Pretax income was roughly 21.8 million. That's up more than 80% over 2003. And pretax margins were restored to the mid -20s from the mid teens in 2003.

On a link quarter, IWM revenues were up 1.5%. Assets under administration were up to 47.8 billion from 46.5, and assets under management up to 22 billion from 21.4. Of that 22 billion, 13.1 billion is institutional, and 8.9 billion is personal, and that includes the retail business as well.

The growth in assets under management was driven largely by the market. We actually lost 300,000 in revenues during the first—fourth quarter. If you look at new sales net of terminations, then we gained only 400,000 in new assets. The culprit was personal, other than the retail business.

New sales were okay. They were comparable to the third quarter. But terminations continue to be a problem. New sales and stemming terminations, as I mentioned before, will be a priority in 2005.

Institutional did better than personal. They actually generated new net assets and net new revenues, but again, we have ongoing work to do on both the sales and termination front, particularly in the personal business. Having said that, during 2004, we have stabilized the business. We've established a positive trajectory, and we have established operating leverage as well, which is extremely important.

On the non-interest expenses, we've gone through this in the press release. In order to focus on what's most important for us at least for the purposes of this discussion, I've excluded charges on a link quarter basis on a year-over-year. And if you look at it that way, our core non-interest expenses were up 8 million during the fourth quarter from the third quarter to 104.6 million. We have 1.4 million in charges related to the Affiliate Bank rationalization and the investment wealth management conversion. The charges are lower than projected and I think at this stage we're finished with them, for practical purposes.

They were lower than we thought, but, again, doing it apples-to-apples, third quarter to fourth quarter, you've got, excluding charges from the third quarter, roughly 96—roughly 96 million, and excluding the charges from the fourth quarter you've got roughly 104.6 million. Its 96.6 versus 104.6. The other thing for apples-to-apples purposes that I should note, is that the aggregate cost related to the litigation and investigatory, Sarbanes Oxley, and possible acquisition, which we discussed in the third quarter, it has nothing to do with Community Bank, were roughly equivalent. In fact in the fourth quarter, the charges in the aggregate exceeded only by 100,000 the charges in the third quarter. The mix was different.

So in the third quarter we had 900,000—we had 900 thousand in litigation and investigatory expenses; 700,000 Sarbanes Oxley; and 900,000 with respect to possible acquisition. In the fourth quarter, those numbers were 1.2 million in the litigation front; 1.3 million on Sarbanes Oxley; and 100,000 residual with respect to the possible acquisition. That leaves you with, roughly, $7.9 million in difference and the drivers of that link quarter increase were three-fold in broad categories.

One was salary expense, which was up 2.3 million. And one thing that I would caution you is that as we take these charges and parcel them out among the line items, it's difficult to actually track this through the financials, because there's some charges that are scattered and we try to generate apples-to-apples by excluding the increases that are attributable to the charges. So, as we look at it the salary increase was up 2.3 million and 1.7 million of that was attributable to increase in incentive compensation, which you know is formula driven and based on improved performance in the fourth quarter and 600,000 in pay increases and staffing increases during the quarter. Those more than offset the Affiliate Bank charges with respect to the rationalization that was made in the third quarter. And the savings with respect to the Affiliate Bank rationalization is somewhat delayed because of the numbers determination associated with that did not include—did not occur until late November or early December.

Furniture and equipment expenses were up 600,000. That's attributable by and large to higher software maintenance cost. Other expenses were up 4.9 million. Professional fees were up 1.9 million unrelated to the litigation or investigation or Sarbanes Oxley. That was comprised principally of $400,000 increase in Affiliate directors' fees and about $800,000 in consultants in IWM and operations with respect to various projects.

Marketing was up 1.1 million. That actually was down from last year and part of it is seasonally driven. But it was up toward 1.1 million on a link quarter. The other differences were roughly $2 million. That was attributable to timing factors, as you'll note it is up only 300,000 over the fourth quarter of "03. It includes a variety of items, merger-related adjustments, disposition of assets, other miscellaneous items, and that comprised 2 million of the increase and increases of other expenses of 4.9 million.

The numbers I've just given you as you can probably tell are gross in the sense I highlighted the drivers and what the numbers are. The net number is actually slightly different because you'll notice there's a marked increase—decreases in certain other line items which offset the gross increases.

As I mentioned earlier, we believe the savings from the Affiliate Bank rationalization will kick in next year given the fact that some of the departures didn't occur until late in the fourth quarter.

As I mentioned in the third quarter call, we continue to believe insurance will kick in with respect to some of the litigation expenses. Part of it is a matter of parceling them out and making sure we persuade the insurers we met the appropriate deductibles, which we're in the process of doing. From a metric standpoint given the increase in expenses our operating efficiency was up to 51.2 from 48.96 or roughly 49% in the third quarter. Remaining metrics are quite positive.

Returns on tangible equity was up to 18.16% from 17.63 in the third quarter. ROA was up to 168. Our average tangible equity to average tangible assets was up to 984 from 967.

At the expense of going on for far too long, I'll now turn to the acquisition that we announced this morning.

I'd like to start by talking about the fact that we've been focused on Washington and northern Virginia, as you know, for some time. In our view and I think in the view of most, they're some of the best markets in the United States. Our entry into the markets has the potential to add to our growth rate. We also believed that they were ripe for our style of community banking. An awful lot of middle-market commercial business to do. We believe we can offer quality customer service and be attractive to people. Also, we believe we can build our retail, investment and wealth management business there.

To date, we've used Merc Potomac, actually at one point it was Potomac Valley Bank, and we renamed that Merc Potomac as our platform. It has become apparent to us as we have assessed the opportunities and Merc Potomac's entry into the market, that capital and funding issues specifically related to that organization constrain our current growth. The opportunity is larger than the platform that Merc Potomac provides. Merc Potomac itself has grown very fast. It's one of our strongest-performing affiliates. It's been very effectively managed. The truth is, they could do even more if they had a larger platform.

At the same time, Merc Safe, which is, as you know, our lead bank in Baltimore, over the years has shrunk in relative sizes the affiliates have grown. My view is that one is well served having a lead bank of size. I believe it's important to ratings and funding. In light of the needs that we have to grow Merc Potomac, and in light of the opportunity that we believe we have there, and in light of our interest in keeping Merc Safe as a substantial lead bank, we decided to combine Merc Safe and Merc Potomac. In our view that addresses the need for scale. It optimizes our use of capital funding resources and creates a lead bank of size.

We had reached this decision before but we're now coupling it with the announcement this morning of the acquisition of Community Bank in northern Virginia, about which I'll very excited. We'll merge Community Bank with the new lead bank. This will further enhance our scale and most importantly, significantly enhance our position in northern Virginia.

As some of you know, Community Bank is the third largest independent bank in northern Virginia. It's got roughly $880 million in assets, $664 million in loans. Fifty-nine percent of those loans are commercial broadly, including construction, commercial real estate, and C&I, 41 percent is retail, mortgage and consumer. They have $649 million in deposits, 13 branches in Fairfax and Loudon counties. One scheduled for Prince William in the near future. They are in the right places.

I think our people have told us, and we've done a review of each one of the branches, they're all in "A" markets and a number of them in are in "A" locations, and the remainder of them are more than acceptable. Community Bank has enjoyed very strong growth over the past five years. It's compound annual growth rate and deposits has been 19.6%. Its CAGOR with respect to loans has been 20.5%, and its net income CAGOR over the last five years has been 17%. Community Bank's demographics are better than Washington MSA.

As you know, the Washington MSA by and large, is regarded as one of the best in the market for banking and for the future. Community Bank, actually, is in counties in northern Virginia that exceed the demographics of the Washington MSA generally, and are clearly better than Mercantile overall today. Just to give you a flavor, the median household income in Community Bank's market is $87,000, and the projected population growth is nearly 13%.

When we complete the acquisition and we combine Merc Safe and Merc Potomac, we'll operate Community Bank and Merc Potomac through a division of Merc Safe called Merc Potomac. That combined bank will have $6.5 billion in assets; it'll have $4.8 billion in deposits; $4.7 billion of loans. It will have $1.4 billion of deposits in Washington and northern Virginia, and that includes D.C. and Montgomery County. It will have 29 branches. It will have 17 of them in northern Virginia pro forma and it will have 30 and 18 including the opening of Prince William and the opening in Prince William county.

I believe that the Community Bank deal puts us at least three years ahead of plan given what we planned to do in northern Virginia and the economics, I think is fair to say far more than attractive than denovo entry in achieving this kind of scale. As many of you heard me say before, we tried to lay out a number of deal criteria, both soft and hard, in terms of financials. To address the soft criteria, I always said that we'd like to get to markets that are better, or at least as good, if not better, than our existing ones. And we'd like to be able to acquire people as well, because, at the end of the day, banking is a people business. We'd like to see some complementary in the franchises, and we like it to be value-added. I think the criteria is fully satisfied here. As I mentioned, it's some of the best markets in the U.S. and Community Bank is in some of the best markets within that market.

We are going to add good people. Dave Summers, who has been the CEO of Community Bank, is joining us as an EVP at the Mercantile Potomac division. We're acquiring a number of good lenders. We're retaining the customer-facing personnel, and we'll add two to three board members to the new Merc Safe. Ken Cook, who is the current CEO of Merc Potomac, will be president of that division.

We can help build the commercial portfolio and manage credit risk, and Community Bank, as I mentioned, has a bigger consumer and mortgage business, which in our view does generate some complementarity. I also firmly believe Mercantile is more valuable today than yesterday given the significantly enhanced presence in northern Virginia, and given the opportunity to achieve substantial incremental growth.

From a financial standpoint we always said that we'd like the deal to be achieved in the first year and this deal is. Let me spend a few minutes walking through the terms. The deal price is 20 and 3/8s that generates an aggregate price of roughly 212 million. That includes the value of certain Community Bank options that we'll roll into Mercantile options.

It is 60% stock, 40% cash. The cash is six to 20 and 3/8, and is subject to proration in order to get to the 60/40 ratio. Stock exchange ratio is fixed at 0.4005. Just so you know, that's based on a Merc 10-day average through January 21st. That average price is 50.872.

Monday's close yesterday was 50.41. Accordingly the deal price and the value were lower. Today, if you were to do it based on yesterday's close the deal price would be $20.26 a share. Based on the stated price, and I'll use that for the purposes of these multiples, we paid 23.1 times last 12 month's earnings, and 21.1 times 2005 earnings. That's based on the actual earnings of $0.88 in 2004, growing to 10%. As I think you can discern from my earlier comments about their compounded annual growth rates on a variety of fronts, that seems to us to be a very reasonable assumption given their growth and the experience of our affiliates in these markets.

We paid 3.45 tangible book value and a 27.9% deposit premium. The PE multiples are below the median for comps and tangible book value and deposit premiums are above. The market premium based on yesterday's closing was 18%, well below the median.

The impact for us its GAAP-break even in 2005 before $5 million in pretax merger-related expenses. The principle drivers of pretax merger-related expenses are branch termination, I.T.—termination of I.T. contracts, advertising, and a few other matters. In 2006, it is GAAP and cash accretive. That is based on 25% cost saves, we already identified those. We achieved 25% of those in 2005, with the balance in 2006. We will do the conversion in late 2005, which explains in part why the cost saves are phased in the way they are.

Our growth assumption is 11-12%, which again, we believe is readily achievable and conservative in light of what Community Bank achieved in the past. We have assumed no revenue enhancements but clearly there is a potential for them. Our IRR, as we calculated using median multiples, is mid teens. And actually the deal, at the closing of the deal, our tangible common ratio will still exceed 9%.

From a RIFF standpoint, I believe it's been mitigated and very manageable in this particular context. As you know it's a relatively small deal. It's 3% of our equity; 5% of our market cap. It is less than 40% of size of F&M for example. Negotiated transaction rather than an auction. We conducted extensive due diligence. We're comfortable with the credit. We reviewed 50% of the commercial portfolio and, some of you will see, their net charge-offs are generally higher than ours. Their NPA's are at 23 basis points and their non-performing loans at 20. Their allowance is at 104. We believe we can help them on the credit front. We understand the kinds of credits they're making. We've had our people look at them extensively and as I said we're comfortable.

There's an issue of Community Bank and litigation fronts with respect to the mortgage business of which they're no longer involved, and we examined that carefully and the existing reserves with respect to it and taken a conservative approach with respect to the possible exposure in our analysis and projections.

Cost savings are reasonable, in my view. Clearly identified as I mentioned. There is limited branch overlap and we'd probably plan to close three branches, one of ours, two of theirs although the mix may change and we'd retain key people, important to us, and the customer facing personnel. If we do close the three branches that would bring the total of Merc Potomac branches in northern Virginia to 16; Washington/northern Virginia to 27. We expect to close in late second quarter, early third quarter, 2005 subject to variety of regulatory and shareholders approvals. That's our best view of where we'll be.

With that, and having apologized for having gone on for so long, I'll be happy to open it for questions. I have Terry Troupe and Kaye Simmons here with me who are intimately involved in the transaction, and as always, in the earnings, and Ellen Harvey with the securities portfolio is on the phone.

QUESTION AND ANSWER

Operator

Thank you ladies and gentlemen the call is now open for questions. If you have a question, please press star "1" on your touch tone phone. If at any point your question has been answered, you may remove yourself from the queue by pressing the pound key. We do ask that while you pose your question, that you pick up your handset to ensure proper sound quality. Please hold while we poll for questions. First question is coming from Heather Wolf of Merrill Lynch.

Heather Wolf—Merrill Lynch & Co.—Analyst

Hi, good morning.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Hi, Heather.

Heather Wolf—Merrill Lynch & Co.—Analyst

Couple of questions. First, would you mind giving us the mix of commercial portfolio, break down between commercials, CRE, et cetera?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

On CNBV? I'm sorry, on Community Bank?

Heather Wolf—Merrill Lynch & Co.—Analyst

Yes. Yes.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Just one second and we can get that for you. Got it here. I did the numbers in aggregate for the purposes of simplicity. Just one second. I know we have—do you have it there?

Kaye Simmons—Mercantile Bankshares Corporation—Senior Vice President, Treasurer

Yep.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Heather we're generating the numbers for you. One second.

Heather Wolf—Merrill Lynch & Co.—Analyst

Do you want me to ask the second question?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Go ahead, we can do it.

Kaye Simmons—Mercantile Bankshares Corporation—Senior Vice President, Treasurer

On commercial. Uh-huh. Commercial is, approximately, $96 million. When you look at commercial real estate, approximately, $246 million, in terms of the total portfolio. Sorry, I did those wrong. Commercial real estate is $183 million of the $654 million, and commercial itself, is about $72 million.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

So, Heather, of the $647 million portfolio, Kaye actually generated the absolute numbers for you, of that, 13% is mortgages; 11% commercial; 28% is CRE; 19% is construction; 28% is consumer and other.

Heather Wolf—Merrill Lynch & Co.—Analyst

Great, thank you. And secondly, just on your earnings, I noted that there's a lack of guidance for 2005. Any comment?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Historically we've not provided guidance. I don't think we plan to change that. I guess the only guidance that I would offer, getting to another point, is the expense front and we've been through a budget process through the fourth quarter.

One of the reasons we don't offer guidance is because I'm leery of projecting events in the economy or underlying markets that get to the revenue issue. Having said that, the one thing I think we can focus on, by and large, is core expenses and we've done that in some detail during the fourth quarter. As we look at it going forward, our budget projects for expenses next year are slightly in excess of $400 billion so it would get us to about $101 million a quarter run rate, which may have some choppiness in it.

We plan to manage to that as aggressively as we can going forward. One of the reasons we go through the budget process to establish that goal but other than that, as I said, by and large, we generally have not provided guidance.

Heather Wolf—Merrill Lynch & Co.—Analyst

Okay. But that in and of itself is very helpful, thanks. And then just one last question: On the capital front, can you walk us through how you'll pay for this transaction in terms of the different subsidiaries? And specifically, what I'm focused on is: What you believe at this point is your excess capital level?

I know in the past, you've said you needed to keep the capital ratios high, for your subsidiaries and I'm curious what your view on that is now after this transaction..

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Well as you know we've gone through a rationalization of our Affiliate's capital during the course of the last year and in fact tried to get them more in line in terms of evening them out and assessing each one of them in terms growth prospects and the what the capital needs might be. The way we've structured this transaction as you know it will be merged into a much larger lead bank. We had reached a decision to combine Merc Potomac and Merc-Safe earlier precisely for the reason you're suggesting, optimal use of capital and funding and also eliminating the need frankly for loan participation back and forth given the smaller capital base of the affiliate operating in the Washington market. Community Bank will be merged into that, 60% stock obviously issued by the holding company; there is 40% cash and I will ask Terry to address the particulars with respect how it is we do that, as you know, roughly $80 million and so its not a large chunk of cash.

Terry Troupe—Mercantile Bankshares Corporation—CFO

In the quarter we had completed the sale lease-back of the headquarters facility and that generated net of $35 million in cash for us. Plus, we've been upstreaming. Last year we upstreamed quite a bit of capital from the affiliate banks. Affiliates are running 8 1/2% and leveraged capital to tangible capital ratio the holding company is much higher because of the liquidity we have been building up in the parent corporation.

Heather Wolf—Merrill Lynch & Co.—Analyst

Okay. Can you give us a figure in terms of how much you have left in the hopper for share repurchases, acquisitions, etc?

Edward Kelly- Mercantile Bankshares Corporation—Chairman, President and CEO

Well one thing I did say is that our tangible ratio at closing deal is still going to be in excess of 9% I think that still gives us a fair amount of flexibility, I never stated before how much excess capital that we have other than saying it's always nice to have capital. I think as I said before part one of the hallmarks of Mercantile is having strong capital ratios. Having said that I don't think this deal eliminates any flexibility on that and we are, roughly, I think, somewhere slightly north of 9% at the close, but clearly we would have flexibility going forward.

Heather Wolf—Merrill Lynch & Co.—Analyst

Okay. Great, thanks so much.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Sure, thank you.

Operator

Thank you our next question is from Gary Townsend of Friedman, Billings, and Ramsey.

Gary Townsend—Friedman, Billings, Ramsey Group, Inc.—Analyst

Good morning, everyone, how are you?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Hey, Gary. We're fine, thanks.

Gary Townsend—Friedman, Billings, Ramsey Group, Inc.—Analyst

Couple questions. You had no provision for loan loss, and as we look into 2005, you've talked about your excellent credit quality and how you resolved a couple of the issues that were still there. And, perhaps, could you give us an idea as to how you are looking at your provisioning as we move through 2005.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Well Gary I know you and others, and it has been much noted in the press, have focused on what banks are doing with provisions at this point. And there's some suggestion that not only be the result, obviously, of improving credit quality but also slightly, I won't say "shifting" but slightly more rigorous accounting standards with respect to the allowance and provisioning.

Even with the charge-off we took in the fourth quarter, my recollection of our annualized net charge 2004 was 13 basis points which was up only 4 basis points over 2003. Notwithstanding the dramatic action we still have frankly in some respects, pretty remarkable net charge-off ratios. The second thing is with the decline of non-performers, and again only one of the charge-offs related to non-performing loans and other related to a monitored loan our coverage ratio has gone from 415 to 482. The level of the allowance in an absolute sense is at 146. At the end of the fourth quarter, if you compare those numbers, both the 146 and coverage ratios it appears, frankly, to most people that I can think of they're still quite strong. Our non-performance now down to $30 million and there's some chunkiness in that. We believe with one or two possible exceptions, we're pretty on—pretty solid ground on that front. Our monitored loans are down to $6.5 million, these are relatively small numbers given the size of the balance sheet.

We now go through a detailed analysis each quarter on a bottom's up basis both qualitative and quantitative to arrive at the level of the allowance that's what we did in the fourth quarter and that's what caused us in light of improving metrics and in light of the analysis we did to forego a provision. I can't predict the future but if credit quality persists the way it is, I think we're in pretty good shape.

Gary Townsend—Friedman, Billings, Ramsey Group, Inc.—Analyst

If credit quality were to persist as it is, you could live with a lower level of reserves, which is what I would interpret you as saying?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

I think that would be the suggestion, yes.

Gary Townsend—Friedman, Billings, Ramsey Group, Inc.—Analyst

The other question I have is, with regard to your margin. It has performed extremely well in the quarter, in part because you were able to keep deposit costs, especially on, let's see here, on your—looks like, well, savings deposits, checking, money market moved up some. You kept those rates particularly on savings and checking low. As you look into 2005, what types of pressures do you see? Are you expecting that you're going to have to raise those rates soon? Or, just to remain competitive?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Gary, I think as you know, I've been saying for some time and I think it's probably a view that you and others share, the deposit growth in the industry has been pretty remarkable.

Gary Townsend—Friedman, Billings, Ramsey Group, Inc.—Analyst

It has.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

At some point or another I think that's going to subside almost irrespective of what we do on the pricing front. But having said that, one of the responses to it is obviously increased pricing. As you know our interest bearing deposits are up only 12 basis points in terms of cost on a linked quarter basis and that's pretty remarkable. I suspect that there will be some pricing pressure going forward. The good news for us, obviously, is as you know we had a very substantial move on yield on the loan portfolio as well which was 21 basis points, which helped us.

The other very good news, as you know, is that obviously, as rates rise, the value of our non-interest bearing deposits, which particularly on the individual level continue to be quite strong and our capital increases. So that will be a great help to us going forward in terms of its contributing to the margin.

Gary Townsend—Friedman, Billings, Ramsey Group, Inc.—Analyst

Thank you

Operator

The next question is from Christopher Marinac of FIG Partners.

Christopher Marinac—FIG Partners—Analyst

Good morning.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Hi, Chris.

Christopher Marinac—FIG Partners—Analyst

I was wondering if you could give us more color, I guess Ned on the idea of building versus buying in northern Virginia. Can you talk about sort of staff you hired already in terms of lending and lenders last year or two and sort of what you saw in the flow of people and talent previous to doing the acquisition today?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Chris I think part of what drove our decision frankly to combine Merc Potomac and Merc-Safe was that we had a presentation during the fall for Merc Potomac in terms of what its needs would be in order to achieve what we had in mind as a tactical or strategic matter with respect to growth and without going into the specific numbers I can tell you that they were pretty daunting as a proportionate matter relative to were they are today. In In other words the number of people they would have to hire not only as lenders and branch personnel but also and the administration that would be required to support that sort of growth and as we thought about it and thought about it in the context of Merc Potomac obviously still being a relatively small institution against the opportunity it made sense for capital and funding and also scalability reasons frankly to combine it with Merc Safe on the theory that some of the resources not only financial but potentially personnel from Merc Safe could be deployed into the region. As we looked at Community Bank and thought about that relative to the de novo opportunity based on the projections we've done, obviously, the time it takes for a branch to payoff, the ramping associated with trying to attract as many people as you can in order to grow to a substantial size. It struck us the tradeoff between doing this deal, which I think in this context is very reasonably priced, and given the regard that we've got for the people was clearly in favor of doing this deal. As you know, any de novo especially if doing it in size is going to be dilutive for some time. Even if you do it gradually you get gradual dilution but having said that if you do it gradually it also takes a very long time to build critical mass. What this deal does for us is to give us considerably larger platform. In combination with a combined Merc safe and Merc Potomac it gives us the throw weight to go after that market with the enthusiasm that it deserves.

Christopher Marinac—FIG Partners—Analyst

Ned, if we go back to the F&M deal. A while ago there was criticism about the tangible book dilution and that worked out better than expected, correct?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

It did, Chris. Where we are here, actually, as I suspected somebody might ask, we're around 6% as we do the analysis we think the payback is probably somewhere between, depending on ones point of view, between five and six years. As we looked at it relative to share repurchases and as you know there's a fair amount of art associated with determining what multiples it is that one chooses to use we thought it was an acceptable tradeoff. My recollection is that F&M was into the double digits. So this is substantially lower as you know it is driven by the fact that we did pay 3.45 times tangible book and my recollection is that their leverage ratio was 682, it was considerably lower than ours, obviously and we trade in my view at a depressed multiple for book and so therefore there was some dilution but we believe it's manageable.

Christopher Marinac—FIG Partners—Analyst

That five to six year payback includes the 9% ratio going in up front for Mercantile?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

That's right.

Christopher Marinac—FIG Partners—Analyst

Okay.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Absolutely.

Christopher Marinac—FIG Partners—Analyst

Very well.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

I'm also hopeful, as you might imagine, we would do better than that and given what we have done to the profile of the firm assuming that we have some success building it going forward, that we would be rewarded in terms of market price as well.

Christopher Marinac—FIG Partners—Analyst

The last question going back to the bank on core on core basis do you think ratios between deposits and borrowings will be different this year is that something Terry wants to manage to a different ratio?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

I'm actually—I'm always ready to be contradicted and I'd ask Terry and Kaye what they think. I'm actually reasonably comfortable with the ratio where we are now. If you look at us, having done Community Bank and think being where we'll be in the use that we might be able to put, those deposits to in particular in northern Virginia I think we're pretty comfortable. Having said that if one assumes as I do that the deposit growth might slow from what has been record levels it's nice to have cushion on that front as well.

Terry Troupe—Mercantile Bankshares Corporation—CFO

This could also tie back to Gary's question, with rates rising, on our corporate accounts with the sweep product you're going to see more of the DDA balances going into the commercial paper product than the overnight investments the repo product which goes back to what Ned said that we'd expect slowing growth on the corporate DDA.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

That's what happened, I think, at the end of the quarter when you look at the end of the period numbers because as we mentioned non-interest bearing were up on an average basis down end of period. Individual was up strongly on both accounts.

Christopher Marinac—FIG Partners—Analyst

Okay. That's great. Thanks, guys,

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

thank you

Operator

Our next question is from Collyn Gilbert of Ryan Beck.

Collyn Bement Gilbert—Ryan Beck & Co.—Analyst

Great, thanks. Good morning, guys.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Hi Collyn how are you?

Collyn Bement Gilbert—Ryan Beck & Co.—Analyst

Good, thanks. A lot of my questions have been answered. But let me quickly pick up on the capital question and share repurchases. Would you guys anticipate going back into the market to do repurchases going forward? Where do you stand on that? You didn't really do much in the way of that this quarter and it could have been because of the this deal.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

We didn't. You're right. We didn't do anything this quarter. As I said, unfortunately there are two tools out there for capital management now, which, in some respects are more equal than they once were: One is dividends obviously which as you know is far less book value dilutive than share repurchase, dilutive but far less, and share repurchases. I think we plan to continue to use both tactically. And we're going to monitor it very closely going forward. When we've done them in the past we have intended to do them on an accelerated. Basis my recollection is we did a million share repurchase some point second or third quarter last year. Fortunately we still very much have the flexibility and notwithstanding the cash component of this deal to do that with a tangible equity ratio in excess of 9 and we'll continue to exam it very carefully.

Collyn Bement Gilbert—Ryan Beck & Co.—Analyst

Great. A quick housekeeping item. Ned, could you run through what the numbers were going through on the Investment and Wealth management? What the institutional sales numbers were and what the revenues were for institutional? And sales for personal versus revenues for personal.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Sure. As a matter of fact, in some respects, sorry, going through those quickly we had a lot to discuss. If you look at it, as it said, the increase in assets under management during the quarter was driven largely by the market. On a net net basis, we actually lost $300,000 in revenues. In other words, if you take new sales and subtract from those the terminations then we gained $400,000 in new assets. Personal front, new sales were $46.7 million during the fourth quarter and that was versus $43.3 million in the third quarter. And we had $409,000 in new revenues versus $403,000 in the third quarter. But the terminations were a problem, we had $74 million in assets that terminated and that involved $747,000 in revenues. Now in the institutional side there was $56 million in net new assets, $74.4 million in new sales; $112,000 net new revenues which was $245,000 in new revenues.

Collyn Bement Gilbert—Ryan Beck & Co.—Analyst

Okay. And then just a quick question on expense side, you had said in your break down and discussions that you had consultants fees expenses tied to the IWM division? What were those?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Relatively small 100 to 150 thousands dollars.

Collyn Bement Gilbert—Ryan Beck & Co.—Analyst

The purpose not the dollar amount?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Frankly I asked somebody to come in and confirm we're on the right track with respect to how it was we were addressing the personal business in particular with the focus on further segmentation and attention to terminations.

Collyn Bement Gilbert—Ryan Beck & Co.—Analyst

Okay. Great. All right, that was it, thanks very much.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Thank you.

Operator

Thank you our next question is coming from Todd Hagerman of Fox-Pitt.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Hi, Todd.

Todd Hagerman—Fox-Pitt Kelton—Analyst

Good morning, everybody. I want to revisit the expense side a little bit. I think you mentioned earlier you kind of look at kind of a core base for '05 around $400 million.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Yeah, like 404, Todd; 101 a quarter.

Todd Hagerman—Fox-Pitt Kelton—Analyst

Okay. That's about, you know, that's about what I've, you know, modeled in. It seems a little bit high in the sense that, one, I don't really see some of the cost savings coming through in terms of the Affiliate reorganization and look at the last quarter and discussion you had on the external influences affecting the expense line it, appears that we're just not seeing much relief, particularly in terms of professional fees going into '05?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

I think a couple of different things: I'm not sure how much relief we'll get in the professional fees front in '05. At least with respect to those items to take your point that we address external but in some respects still core and there I'm focused on Sarbanes Oxley and litigation and investigatory in particular. Sarbanes Oxley has been the subject of much discussion and clearly we've had increased costs on that front. I think on a link quarter if memory doesn't fail me they were up $600,000 from $700,000 to $1.3 million just in the fourth quarter alone. I think everybody's intuition is we'll have relief next year because obviously, the first year of 404 put strains on the system that required additional expenditures by way of external consultants who help you to go through the 404 process to say nothing of our auditors. Having said that, testing is required on an ongoing bases and we have to staff up and we've already taken steps to do that to make sure we have the people internally to administer the ongoing 404 requirements and they are real. They're not as strenuous because of the documentation presumably is in place, but still you need people to monitor it.

With respect to the litigation expenses at some point we're going to be reimbursed for some portion of those and at some point they'll go away.

On other fronts, there were some peculiar things in the fourth quarter some seasonality amount in terms of advertising and promotional; some seasonality in terms of that other $2 million bucket category I mentioned to you which was about $300,000 over the last year.

Finally, your point about the Affiliate Bank rationalization? As I mentioned, the bulk of those we took the charge in the third quarter and bulk of people and I had somebody do a schedule on this, because I had the same question, late November and early December, and there's still some, I think, there still may be a few that aren't gone yet and that's caused a delay in the savings.

It's been reconfirmed to me that the run rate of the savings there should be about $750,000 a quarter. Now, obviously, in part, as we continue to grow, some of that is going to be subsumed in normal run rate increases but I'm assured that those savings are still there and that we have achieved them but they were delayed by the fact people didn't leave until later in the quarter.

Todd Hagerman—Fox-Pitt Kelton—Analyst

Okay. What about, I mean, is there much incremental in the way of potential savings from the Potomac consolidation?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

No. I think what that will be is essentially if you will, costs foregone potentially. In other words the benefits of scale associated with creating a larger platform and not having duplications throughout the system but I don't see any, given our intention to try to grow in the market, I don't see any savings resulting from it.

Todd Hagerman—Fox-Pitt Kelton—Analyst

Quite frankly, I guess I'm really surprised at the magnitude of the increase in the fourth quarter, particularly after you know you came out with your 10-q and provided kind of a, not to say mid quarter update, but the strong suggestion coming out of the third quarter call was that there were a number of these unusual one-time expenses incurred in the third quarter and, you know, management was pretty confident the number was coming down. We talked a lot about kind of that underlying core run rate of around $91.5 million and it just seems like there are certain influences there that you know you guys are just having a difficult time kind of getting your arms around and containing?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

I don't disagree with that. The fact is we are very focused on it. We're going to continue to work on it. Tried to give you the highlights and drivers of the $8 million increase. The reason I'm so familiar with them is because I've asked many of the same questions you have and I'll continue to ask them and we'll continue to work very hard at it.

Todd Hagerman—Fox-Pitt Kelton—Analyst

I appreciate it. Thank you

Operator

Thank you. Our next question is from Jennifer Demba of SunTrust.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Jennifer

Jennifer Demba—SunTrust Robinson Humphrey—Analyst

I have two questions. Number one—If I missed it, Ned I'm sorry. I was wondering if you could comment on business lending conditions in your market and number two, in looking at your branch map provided in your slides for CBNV, I'm wondering what you're looking at in terms of a goal in terms of what you would like the branch network to look like eventually in Loudoun and Fairfax county?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Collyn, Thanks.

The business lending front it's been as you know during the second, third, fourth quarter I think the general view has been that the tone is better and, you know, it has improved. As you know commercial real estate and construction have been particularly strong. C&I has been okay but not as strong I think that is reflective obviously of the nature of our markets. By and large, I think people are reasonably positive as it stands today. With respect to the branch map, obviously—were going to go in and examine it carefully. My own sense would be that we are pretty well situated in Loudon and Fairfax. We have scheduled an opening in Prince William and there may be some fill-ins as you know that we do but there are also in my view, very strong markets both for today and for the future just outside of those counties as well. I think this gives us frankly, a very good platform in Fairfax and Loudon and Fairfax City in particular and as I said, we're going into Prince William which is another strong growth county and gives us the opportunity to build, I think, in a more efficient way.

Jennifer Demba—SunTrust Robinson Humphrey—Analyst

Okay thank you.

Operator

Thank you. Our next question from Bartley Parker of RBC Capital Markets

Bartley Parker—RBC Capital Markets—Analyst

Good morning. A question on the margin sensitivity. You mentioned that for the $14.8 million dollar increase, you were looking for the short end to go up 100 basis points. Now, were you expecting any change in the long end?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

That's 14.2 million and that was a ramp up 100 short.

Bartley Parker—RBC Capital Markets—Analyst

Okay.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

The spike, if you will.

Bartley Parker—RBC Capital Markets—Analyst

All right. And nothing on the long end?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

No.

Bartley Parker—RBC Capital Markets—Analyst

Okay. And a question on the deposits, something that we're seeing from number of other companies that have reported is, increased use of compensating balances. Have you seen any of that?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Kaye?

Kaye Simmons—Mercantile Bankshares Corporation—Senior Vice President, Treasurer

No, actually we haven't.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Yeah, exactly.

Bartley Parker—RBC Capital Markets—Analyst

Okay. And then on the deposits, with the increase in the balances on the money market and the time, are there any—is there anything promotional in there and what kind of maturities are you seeing on the time deposits?

Kaye Simmons—Mercantile Bankshares Corporation—Senior Vice President, Treasurer

The promotional. We do actually have, we have moved up our money market accounts in recent weeks and months and that's really the one that's actually leading most of the deposits and discussions in sales at this point. The terms on the CDs are actually pretty much the same. They're always 12-14 months and that's where most people are going and most of the specials are.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

And very short. As I said earlier, branch-driven by and large, Terry actually got me the numbers last night because I had the same questions. A majority of them are coming out of the local branches

Bartley Parker—RBC Capital Markets—Analyst

Great. Thank you very much.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Thank you.

Operator

Thank you. Our next question is coming from Matthew Shultheis of Ferris, Baker Watts.

Matthew Schultheis—Ferris, Baker, Watts—Analyst

I have a couple of quick questions revolving primarily around the Community Bank of Northern Virginia acquisition and correct me if I'm wrong because I'm doing a lot of this from memory, as I recall Community Bank was having some issues revolving around lawsuits with the mortgage operations that they discontinued?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

That's correct.

Matthew Schultheis—Ferris, Baker, Watts—Analyst

I think they entered into a settlement? But there are some appeals going on and some plaintiffs have dropped out of that settlement, do you have any comment on what that may do to you guys as far as provisioning for that? Or expecting to get money back from insurance on that?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

As you know, Community Bank has an existing reserve with respect to that litigation. I think you fairly described it Matthew, that the settlement is on appeal to the third circuit in Philadelphia and I think it will be heard shortly. There are also a coulpe of other suits. We had our lawyers examine the litigation very carefully. They spent a lot of time with it and a lot of time with Community Bank's counsel. In light of the reserve that they had taken, what, we understand the situation to be, and our own conservatism with respect to the our own analysis and projections, we are comfortable with it. As you noted that's a business in which they are no longer engaged. They were also by no means, if you will, the only or principle perpetrator. They were part of a group of institutions named in those suits.

Matthew Schultheis—Ferris, Baker, Watts—Analyst

Right. Okay. After they left mortgage banking they went a little bit heavily into indirect auto lending?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

They did.

Matthew Schultheis—Ferris, Baker, Watts—Analyst

Do you see yourselves emphasizing that across your foot print, taking their expertise?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Emphasizing it? No. Having said that we've looked at the portfolio carefully and we're comfortable with it. They've got good dealers and a number of them in the region. I think inevitably over time, given the nature of our business and what we plan to do them, the portfolio mix will change by way of percentage. But as you know from our experience at F&M, it's not a business that we plan to emphasize. Having said that, we have regard for the business, the Community Bank has built on that front.

Matthew Schultheis—Ferris, Baker, Watts—Analyst

Okay. They also funded a lot of this with CDs. If you look at their deposit mix, it's heavily weighted toward CDs and my recollection is that they tended to price fairly aggressively within the market. Do you see, related to this, two questions: Do you see a significant amount of customer runoff, if you price these CDs back to the market rate? Or the Mercantile rate? And do you see any benefit in their margins from a mark to market when you roll those forward?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Let me take those questions more or less in order. I think that your comment is fair going back to, I think, it was, Chris's question, fortunately as you know we've got a fair amount of liquidity and funding available at the holding company level, if you will, and especially in the context of combined Merc-Safe of which Community Bank will be a part. With respect to your second question in terms of our own analysis we have taken the cd's into account and as we thought about Community Bank's earnings going forward and earnings of the combined entity, we assumed frankly some margin compression as a result of repricing of those cd's. Their margins have actually been pretty good by-and- large relative to peers not as good as ours but pretty good but we do recognize the point you've raised. Again to the point of the loans my guess is over time if we're successful the deposit mix will change. Their funding will become more efficient by virtue of their association with us. So, not withstanding our conservatism in the assumptions, I'd hope we could in fact reach a pretty good funding mix down there.

Matthew Schultheis—Ferris, Baker, Watts—Analyst

Okay. That's it, thanks a lot.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Thank you.

Operator

Thank you once again if you would like to ask a question, at this time press star "1" on your touch tone phone. Our next question is from Christopher Mutascio of CSFB.

Christopher Mutascio—CSFB—Analyst

I wanted to ask you two quick questions. I think they're more follow-up. I agree with your comments about the strength of the reserves at Mercantile. I don't think many people could argue that. But have you changed the methodology a bit in the quarter? Because in three months you've gone from a company that overprovided for a net recovery position in third quarter, to under providing, and I realize there was some cleanup in the quarter, but underproviding in the fourth quarter or is there more pressure coming from accountants and SEC and things of that nature?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Chris, I'll let Terry answer that. [laughter]

Terry Troupe—Mercantile Bankshares Corporation—CFO

I think the answer to that question is in the fourth quarter, we quantified two major exposures that we had. One that credit that was in the monitored category, and we quantified the actual loss netted there. And also the residential—and I mean the nursing home credit—which took away some uncertainty regarding the overall allowance and the problem loan portfolio. I think when you go through the impaired loans there are only two other credits, that remain on that list that are of any size and I'm talking about above $5 million. Exposure standpoint.

Christopher Mutascio—CSFB—Analyst

Okay.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

I think part of it though, Chris, Terry is right. The fact is if you look at 161 versus 146 the largest part of that is explained by the reduction and charge-offs which are, rough numbers, $12 million with respect to those two credits. Which, as Kaye points out, had been pre-reserved. But that's what took the allowance down. More interestingly, once you take those actions and then assess where we are in light of the what our credit looks like, that is, with NPA's at 30 basis points and monitored loans down to 6.4 million. I think that gives one some pause in terms of assessing where you are given the coverage ratios in terms of the allowance. So, without blaming it on the accountants I'll say everybody is much more sensitive to where the industry is what the accountants and SEC is thinking about and obviously as we went through that we analyzed it carefully. Now your point about the third quarter is an absolutely fair one and I'm not sure that I've got an especially good answer on that front.

Christopher Mutascio—CSFB—Analyst

That's fair enough. Follow-up question if I could? I know it's difficult to predict the margin especially with the hedge fund income element and variability of it, are you comfortable with the streak going into "05 with 449 margin heading into the year?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

We haven't assumed that. Having said that, given what happened—I must say, Terry and Kaye will kick me no doubt, but I must say that I was pleased by the increase in the margin during the fourth quarter. Obviously the rate increases began to show through. Spreads were good. As we noted the yields improved by 21 basis points in the portfolio and was up in all categories. Even backing out the hedge funds as you know we would have been at 441, I think, on an apples-to-apples basis.

Christopher Mutascio—CSFB—Analyst

Right.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

A lot depends, which is why we're loath to predict, a lot depends on what it is that the Fed does going forward.

Christopher Mutascio—CSFB—Analyst

Thank you very much.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Thank you.

Operator

Thank you. Our next question from David Honold of KBW.

David Honold—KBW—Analyst

My question is answered, thanks.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Thank you.

Operator

Thank you. Our next question is a follow-up from Gary Townsend of Friedman, Billings, and Ramsey.

Gary Townsend—Friedman, Billings, Ramsey Group, Inc.—Analyst

Yes. Thanks for another opportunity.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Sure.

Gary Townsend—Friedman, Billings, Ramsey Group, Inc.—Analyst

Can you briefly describe commitment levels and line utilization in the C&I portfolio?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

You know it's interesting, Gary, because I've noticed that people have been focused on that and I actually went to my bankers and credit guys and asked them whether that, from our standpoint is a useful metric, and their reaction, is, curiously, because I was surprised, too, given the extent to which others rely on it, was that it was not. Principally because our business really isn't framed that way.

Gary Townsend—Friedman, Billings, Ramsey Group, Inc.—Analyst

Okay.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

It tends to be, I guess, not to overstate it, obviously, very strong relationships, but more one-off if you will in terms of people coming back in for particular credits. What they're focused on is flow, if you will, in an actual sense rather than whether people are putting commitments on and drawing them down.

Gary Townsend—Friedman, Billings, Ramsey Group, Inc.—Analyst

Okay. With respect to share repurchases, this is my best recollection I hope I'm just not confused, which has happened before, needless to say.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

I do my best.

Gary Townsend—Friedman, Billings, Ramsey Group, Inc.—Analyst

As I recall, you all had a legal opinion that restricted your ability to repurchase shares during the period of time up to the actual acquisition and its completion?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Well, what I think is fair to say is, that at the time, there was some question in the legal community about whether, in fact, it was permissible as you know it came up in the context of Wachovia and SunTrust, as I recall and the then First Union. We declined to do so and have taken a conservative position. My sense is and I may be wrong, because I don't do this for a living anymore, my sense is that the SEC has came out and confirmed, I think from the time the proxy is out, until the deal closes, I think you have to be out of the market. I may be wrong about that. But I think that's the rule now.

Gary Townsend—Friedman, Billings, Ramsey Group, Inc.—Analyst

Pretty much, we would expect, once the proxy is out, that you would follow the same pattern that you did with F&M Bancorp?

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

We would adhere religiously as we always do to the wide margins of the law. [laughter]

Gary Townsend—Friedman, Billings, Ramsey Group, Inc.—Analyst

Thanks. So well put. [laughter] Thanks again..

Operator

Thank you there appears to be no further questions and I'll now turn the call back over to Mr. Ned Kelly.

Edward Kelly—Mercantile Bankshares Corporation—Chairman, President, CEO

Thank you so very much for your time and interest.

Operator

Thank you. This does conclude this morning's teleconference and you may disconnect your lines and enjoy your day.